

Bionomics Limited

12 September 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549



Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per · Jill Mashado
Company Secretary



Bionomics Limited

ABN 53 075 582 740

ASX RELEASE
12 September 2005

NOTICE OF ANNUAL GENERAL MEETING AND NOMINATION OF DIRECTORS

Bionomics Limited hereby gives notice to the Australian Stock Exchange Limited ("ASX") that the Company's Annual General Meeting will be held in:

> The Grevillea Room
> Lower Lobby Level
> Hyatt Regency
> North Terrace
> Adelaide SA   5000

on Thursday 3 November 2005 commencing at 10.30am at which it is proposed that an election of Directors be held. Under the Company's Constitution, to be valid, nominations for the position of Director are required to be left at the registered office of the Company on or before 20 September 2005 unless the nominee has been recommended by the Board for election.

This notice is given in accordance with article 48.2 of the Company's Constitution and ASX Listing Rule 3.13.1.

Jill Mashado
COMPANY SECRETARY